Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Six Months Ended June 30,
	2013	2012
Earnings:
Income before income taxes	$2,686	$2,395
Add:
Interest and other fixed charges, excluding capitalized interest	355	303
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	96	99
Distributed income of investees accounted for under the equity method	3	3
Amortization of capitalized interest	1	1
Less:
Equity in earnings of investments accounted for under the equity method	5	6
Total earnings available for fixed charges	$3,136	$2,795
Fixed charges:
Interest and fixed charges	$370	$315
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	96	99
Total fixed charges	$466	$414
Ratio of earnings to fixed charges	6.73x	6.75x

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